Exhibit 99.1

Alcon Announces Plans to Build Pharmaceutical Manufacturing Plant in Singapore

HUENENBERG, Switzerland – April 13 – Alcon, Inc. (NYSE:ACL) announced today that the company plans to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia. The company plans to break ground in 2009 with the plant being fully functional in 2012. Alcon will employ more than 150 employees within three years after commencing production.

Over the past several years, Alcon’s sales of pharmaceuticals that treat diseases and conditions of the eye have risen at a compound annual growth of more than 20 percent in Asian markets. This growth has been driven by many of Alcon’s major brands such as TRAVATAN®, PATANOL® and VIGAMOX® ophthalmic solutions, TOBRADEX® ophthalmic ointment, and SYSTANE® eye drops. By building this plant, Alcon will be able to more efficiently and cost-effectively distribute pharmaceuticals in the high-growth countries in Asia.

“Given the rapid growth in this region, this plant is integral to our ability to meet future market demands,” said Ed McGough, Alcon’s senior vice president, global manufacturing and technical operations. “After a lengthy and careful analysis of potential plant locations and through close collaboration with the Singapore Economic Development Board, we selected Singapore due to its highly skilled and reliable workforce and well-established government infrastructure.”

Alcon will lease a 20-acre plot of land on which the company will build a 250,000 square foot facility in the Tuas Biomedical Park, which is the location for many other pharmaceutical and biotechnology company facilities. The company expects to manufacture at a rate of more than 53 million units per year at this facility by the end of the third year of operation.

“We are very pleased that Alcon, a leading global eyecare company, has selected Singapore for its new manufacturing site in Asia, using this as a strategic base to address the fast growing markets in this region” said Ms. Aw Kah Peng, assistant managing director, Singapore Economic Development Board (EDB). "Alcon's investment bears testimony to Singapore's track record in manufacturing excellence, regulatory compliance, excellent logistics and strong intellectual property protection.  This new facility will be a welcome addition to the growing cluster of pharmaceutical and biotechnology plants in Tuas Biomedical Park."

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About Alcon (NYSE: ACL)

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Alcon

Doug MacHatton

Vice President, Investor Relations and Corporate Communications

(001) 817-551-8974

doug.machatton@alconlabs.com

Kathleen Golden

Manager, Corporate Communications

(001) 817-551-4963

kathleen.golden@alconlabs.com

www.alcon.com